FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Murdock, Jr. Jerry	2. Issuer Name and Ticker or Trading Symbol Quest Software (QSFT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Insight Capital Partners 680 Fifth Avenue, 9th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/30/03
(Street) New York, NY 10019		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/30/03		S		320	D	$10.63
Common Stock	04/30/03		S		200	D	$10.631
Common Stock	04/30/03		S		200	D	$10.64
Common Stock	04/30/03		S		4,300	D	$10.65
Common Stock	04/30/03		S		1,100	D	$10.67
Common Stock	04/30/03		S		90	D	$10.68
Common Stock	04/30/03		S		25	D	$10.69
Common Stock	04/30/03		S		4,411	D	$10.70
Common Stock	04/30/03		S		200	D	$10.701
Common Stock	04/30/03		S		723	D	$10.7059
Common Stock	04/30/03		S		2,000	D	$10.72
Common Stock	04/30/03		S		500	D	$10.7202
Common Stock	04/30/03		S		200	D	$10.722
Common Stock	04/30/03		S		1,442	D	$10.7239
Common Stock	04/30/03		S		422	D	$10.7247
Common Stock	04/30/03		S		133	D	$10.725
Common Stock	04/30/03		S		842	D	$10.7282
Common Stock	04/30/03		S		184	D	$10.73
Common Stock	04/30/03		S		3,105	D	$10.7304
Common Stock	04/30/03		S		1,796	D	$10.7403
Common Stock	04/30/03		S		364	D	$10.7442
Common Stock	04/30/03		S		2,618	D	$10.7496
Common Stock	04/30/03		S		120	D	$10.75
Common Stock	04/30/03		S		1,309	D	$10.7574
Common Stock	04/30/03		S		679	D	$10.784
Common Stock	04/30/03		S		200	D	$10.79
Common Stock	04/30/03		S		600	D	$10.7902
Common Stock	04/30/03		S		200	D	$10.792
Common Stock	04/30/03		S		688	D	$10.795
Common Stock	04/30/03		S		639	D	$10.7957
Common Stock	04/30/03		S		2,600	D	$10.7962
Common Stock	04/30/03		S		3,829	D	$10.7998
Common Stock	04/30/03		S		100,661	D	$10.80
Common Stock	04/30/03		S		200	D	$10.801
Common Stock	04/30/03		S		25,100	D	$10.81
Common Stock	04/30/03		S		28,500	D	$10.82
Common Stock	04/30/03		S		2,100	D	$10.8243
Common Stock	04/30/03		S		700	D	$10.8286
Common Stock	04/30/03		S		6,700	D	$10.83	115,024(1)	D
Common Stock								2,274	I	(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) On July 5, 2001, Mr. Murdock received 131,416 shares of Quest Common Stock in a distribution from Insight Venture Associates II, LLC ("IVA"). Mr. Murdock had previously reported indirect beneficial ownership of 303,119 shares of Quest Common Stock held by IVA prior to such distribution.
(2) These shares are owned by IVA, of which Mr. Murdock is a managing member. Mr. Murdock disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, which may not be readily determinable.

By: /s/ J. Michael Vaughn Attorney-in-Fact for Jerry Murdock, Jr. **Signature of Reporting Person	May 2, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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